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STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 29, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)

SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov,

This letter responds to the comments provided to me and Brenden P. Carroll of Dechert LLP during a telephonic discussion on December 30, 2014, with respect to your review of Post-Effective Amendment No. 7 (“PEA No. 7”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 17, 2014. PEA No. 7 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs Multi-Manager Non-Core Fixed Income Fund (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please review and, as appropriate, revise the Fund’s disclosure in light of the Staff guidance relating to fixed income funds (see Division of Investment Management, Guidance Update, Risk Management in Changing Fixed Income Market Conditions (January 2014)) (“Fixed Income Guidance”).

Response: The Fund has reviewed its disclosure in light of the Fixed Income Guidance and hereby confirms that it believes its disclosure is appropriate in light of such guidance.

2.	Comment: Please complete the “Annual Fund Operating Expenses” table.

Response: The Fund has incorporated this comment.

US Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley Washington DC  EUROPE  Brussels  Dublin  Frankfurt London  Luxembourg  Moscow  Munich  Paris ASIA  Beijing  Hong Kong

January 29, 2015 Page 2

3.	Comment: Please confirm that, with respect to the fee waiver and expense limitation arrangements described in the footnote to the “Annual Fund Operating Expenses” table, the arrangements will remain in effect for at least one year from the date of the Prospectus.

Response: The Fund hereby confirms that the fee waiver and expense limitation arrangements described in the footnote to the “Annual Fund Operating Expenses” table will remain in place for at least one year from the date of the Prospectus.

4.	Comment: The “Principal Investment Strategies” section states that, for purposes of the Fund’s policy to invest at least 80% of its Net Assets in fixed income securities, such securities may be represented by forwards or other derivatives such as options, futures contracts or swap agreements. Please explain supplementally how such derivative instruments will be valued for purposes of calculation of the 80% investment policy.

Response: The Fund will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% policy.

5.	Comment: In the “Principal Investment Strategies” section, please provide further information to enable a shareholder to understand inclusion of the term “Non-Core” in the Fund’s name.

Response: The Fund has incorporated this comment.

6.	Comment: The “Principal Investment Strategies” section states that the Fund “may invest in all types of fixed income securities” and includes a list of the types of fixed income securities in which the Fund may invest. Please confirm that the list includes all types of fixed income securities in which the Fund intends to invest as part of its principal investment strategies.

Response: The Fund hereby confirms that it believes the “Principal Investment Strategies” section reflects each type of fixed income security in which the Fund currently intends to invest as part of its principal investment strategies.

7.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

January 29, 2015 Page 3

Response: The Fund hereby confirms that it believes its derivatives-related disclosure is appropriate.

8.	Comment: The “Principal Investment Strategies” section states that the Investment Adviser may from time to time select an Underlying Manager to pursue a passive index tracking strategy. Please provide additional information about the circumstances under which an index tracking strategy will be used for the Fund.

Response: The Fund has revised the disclosure to state that the Investment Adviser may, for short or longer-term periods, select a transition manager to transition a portion of Fund assets from one Underlying Manager to another, or, at the direction of the Investment Adviser, to implement a sub-strategy with an objective of providing investment results that seek to correspond, before fees and expenses, to the performance of a specified index.

9.	Comment: In the “Principal Investment Strategies” section, please add disclosure regarding the processes by which the Underlying Managers select securities for the Fund.

Response: The Fund has incorporated disclosure stating that each Underlying Manager utilizes its own distinct investment style and investment process in buying and selling securities. The Fund believes this disclosure is appropriate because the Underlying Managers, and therefore the processes used in selecting securities for the Fund, may change over time, and disclosure is included regarding the process by which the Investment Adviser selects Underlying Managers for the Fund.

10.	Comment: In the “Portfolio Management” section, please consider disclosing the inception date of the Fund as the date as of which the portfolio managers assumed their portfolio management roles.

Response: The Fund has incorporated this comment.

11.	Comment: In the “Investment Management Approach” section, please confirm supplementally whether the investment practices disclosed in the tables (that are part of the Fund’s principal investment strategies) are disclosed in the “Principal Investment Strategies” section.

January 29, 2015 Page 4

Response: The Fund hereby confirms that the “Principal Investment Strategies” section adequately discloses the Fund’s principal investment strategies.

Statement of Additional Information

12.	Comment: Please disclose the sub-advisory fee rates payable to the Underlying Managers.

Response: The Registrant has received an exemptive order (Rel. Nos. IC-30496 (April 29, 2013) (notice) and IC-30542 (May 29, 2013) (order)) that exempts the Registrant from Item 19(a)(3) of Form N-1A, which could require disclosure of the fees payable to each Underlying Manager by the Investment Adviser or the Fund. The Fund, in reliance on this exemptive order, has omitted information about the sub-advisory fee rates payable to the Underlying Managers. Instead, as part of the annual update to the Fund’s registration statement, the Fund will include “Aggregate Fee Disclosure,” as defined in the notice, for the relevant period(s).

13.	Comment: Please confirm supplementally that, in the “Trustees and Officers” section, the information in the final column of the first table (captioned “Other Directorships Held by Trustee”) covers directorships held by the Trustees of the Trust during the last five years, as required by Form N-1A.

Response: The Fund has included current directorships in the column captioned “Other Directorships Held by Trustee.” The Fund has included prior directorships held by the Trustees during the last five years under the column captioned “Principal Occupation(s) During Past 5 Years.”

Other

14.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

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January 29, 2015 Page 5

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Francesca Mead, Goldman Sachs Asset Management, L.P.

January 29, 2015 Page 6

Exhibit A

January 29, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephanie A. Capistron of Dechert LLP at (617) 728-7127.

Sincerely,

/s/ Francesca Mead

Francesca Mead, Goldman Sachs Asset Management, L.P.

cc:	Stephanie A. Capistron, Dechert LLP